Exhibit 99.1

FinVolution Group Reports First Quarter 2025 Unaudited Financial Results

-First quarter Transaction Volume reached RMB52.1 billion, up 7.9% year-over-year-

-First quarter International Transaction Volume reached RMB3.0 billion, up 36.4% year-over-year-

-First quarter Revenue reached RMB3,481.0 million, up 10.0% year-over-year-

-First quarter International Revenues reached RMB710.5 million, up 19.5% year-over-year and representing 20.4% of total net revenues-

SHANGHAI, May 20, 2025 /PRNewswire/ -- FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform in China, Indonesia and the Philippines, today announced its unaudited financial results for the first quarter ended March 31, 2025.

	For the Three Months Ended/As of		YoY
	March 31, 2024	March 31, 2025	Change
Total Transaction Volume (RMB in billions)[1]	48.3	52.1	7.9%
Transaction Volume (China’s Mainland)[2]	46.1	49.1	6.5%
Transaction Volume (International)[3]	2.2	3.0	36.4%
Total Outstanding Loan Balance (RMB in billions)	65.3	74.1	13.5%
Outstanding Loan Balance (China’s Mainland)[4]	64.0	72.2	12.8%
Outstanding Loan Balance (International)[5]	1.3	1.9	46.2%

First Quarter 2025 China Market Operational Highlights

●	Cumulative registered users[6] reached 177.2 million as of March 31, 2025, an increase of 11.7% compared with March 31, 2024.
●	Cumulative borrowers[7] reached 27.3 million as of March 31, 2025, an increase of 7.1% compared with March 31, 2024.
●	Number of unique borrowers[8] for the first quarter of 2025 was 2.2 million, an increase of 22.2% compared with the same period of 2024.
●	Transaction volume[2] reached RMB49.1 billion for the first quarter of 2025, an increase of 6.5% compared with the same period of 2024.
●	Transaction volume facilitated for repeat individual borrowers[9] for the first quarter of 2025 was RMB42.6 billion, an increase of 8.4% compared with the same period of 2024.
●	Outstanding loan balance[4] reached RMB72.2 billion as of March 31, 2025, an increase of 12.8% compared with March 31, 2024.
●	Average loan size[10] was RMB10,494 for the first quarter of 2025, compared with RMB10,121 for the same period of 2024.
●	Average loan tenure[11] was 8.2 months for the first quarter of 2025, which remained unchanged compared with the same period of 2024.
●	90 day+ delinquency ratio[12] was 2.04% as of March 31, 2025.

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First Quarter 2025 International Market Operational Highlights

●	Cumulative registered users[13] reached 38.9 million as of March 31, 2025, an increase of 45.1% compared with March 31, 2024.
●	Cumulative borrowers[14] for the international market reached 7.6 million as of March 31, 2025, an increase of 49.0% compared with March 31, 2024.
●	Number of unique borrowers[15] for the first quarter of 2025 was 1.7 million, an increase of 106.1% compared with the same period of 2024.
●	Number of new borrowers[16] for the first quarter of 2025 was 0.7 million, an increase of 89.3% compared with the same period of 2024.
●	Transaction volume[3] reached RMB3.0 billion for the first quarter of 2025, an increase of 36.4% compared with the same period of 2024.
●	Outstanding loan balance[5] reached RMB1.9 billion as of March 31, 2025, an increase of 46.2% compared with March 31, 2024.
●	International business revenue was RMB710.5 million (US$97.9 million) for the first quarter of 2025, an increase of 19.5% compared with the same period of 2024, representing 20.4% of total revenue for the first quarter of 2025.

First Quarter 2025 Financial Highlights

●	Net revenue was RMB3,481.0 million (US$479.7 million) for the first quarter of 2025, compared with RMB3,165.1 million for the same period of 2024.
●	Net profit was RMB737.6 million (US$101.7 million) for the first quarter of 2025, compared with RMB532.0 million for the same period of 2024.
●	Non-GAAP adjusted operating income[17], which excludes share-based compensation expenses before tax, was RMB917.9 million (US$126.5 million) for the first quarter of 2025, compared with RMB658.7 million for the same period of 2024.
●	Diluted net profit per American depositary share (“ADS”) was RMB2.84 (US$0.39) and diluted net profit per share was RMB0.57 (US$0.08) for the first quarter of 2025, compared with RMB1.97 and RMB0.39 for the same period of 2024, respectively.
●	Non-GAAP diluted net profit per ADS was RMB2.97 (US$0.41) and non-GAAP diluted net profit per share was RMB0.59 (US$0.08) for the first quarter of 2025, compared with RMB2.08 and RMB0.42 for the same period of 2024, respectively. Each ADS of the Company represents five Class A ordinary shares of the Company.

1 Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.

2 Represents our transaction volume facilitated in China’s Mainland during the period presented. During the first quarter, RMB18.4 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

3 Represents our transaction volume facilitated in markets outside China’s Mainland during the period presented.

4 Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market excluding loans delinquent for more than 180 days from such date. As of March 31, 2025, RMB31.9 billion was facilitated under the capital-light model, for which the Company does not bear principal risk.

5 Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets excluding loans delinquent for more than 30 days from such date.

6 On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platform as of March 31, 2025.

7 On a cumulative basis, the total number of borrowers in China’s Mainland market registered on the Company’s platform as of March 31, 2025.

8 Represents the total number of borrowers in China’s Mainland who successfully borrowed on the Company’s platform during the period presented.

9 Represents the transaction volume facilitated for repeat borrowers in China’s Mainland who successfully completed a transaction on the Company’s platform during the period presented.

10 Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

11 Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

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12 “90 day+ delinquency ratio” refers to the outstanding principal balance of loans, excluding loans facilitated under the capital-light model, that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of loans, excluding loans facilitated under the capital-light model on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

13 On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market, as of March 31, 2025.

14 On a cumulative basis, the total number of borrowers on the Company’s platforms outside China’s Mainland market, as of March 31, 2025.

15 Represents the total number of borrowers outside China’s Mainland who successfully borrowed on the Company platforms during the period presented.

16 Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.

17 Please refer to “UNAUDITED Reconciliation of GAAP and Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

18 Change in Presentation of Consolidated Statements of Cash Flows: During the fourth quarter of 2024, the Company elected to change its presentation of the cash flows associated with funds held for customers and funds paid on behalf of customers within its Consolidated Statements of Cash Flows. The balances for the first quarter of 2024 have been adjusted to conform to the current period presentation.

Mr. Tiezheng Li, Vice Chairman and Chief Executive Officer of FinVolution, commented, “We delivered strong first quarter results in 2025 despite seasonal softness. Total transaction volume reached RMB52.1 billion and outstanding loan balance rose to RMB74.1 billion, representing year-over-year increases of 7.9% and 13.5%, respectively. This performance demonstrates the continued strong execution of our Local Excellence, Global Outlook strategy.

“As of the end of the first quarter of 2025, we had cumulatively served 35.0 million borrowers across China, Indonesia and the Philippines, while adding 1.2 million new borrowers within the quarter—our third straight quarter surpassing the one million mark. Looking ahead, we are confident that our diversified and resilient business is well-positioned to navigate ongoing global macro uncertainties. While maintaining a prudent approach, we remain optimistic about achieving growth across our footprint markets,” concluded Mr. Li.

Mr. Jiayuan Xu, Chief Financial Officer of FinVolution, continued, “Our strong first quarter performance was reflected across our key financial metrics. Net revenue reached RMB3,481.0 million, marking a healthy 10.0% increase compared to the same period last year, while net profit grew 38.7% year-over-year to RMB737.6 million. Our international business maintained its growth momentum, with its revenues increasing 19.5% year-over-year to RMB710.5 million. This revenue stream represented 20.4% of total net revenue, up from 18.8% in the same period last year, demonstrating increasing contribution from our global operations.

“In addition, our total liquidity position, consisting of cash and cash equivalents and short-term investments, remained strong at RMB8.5 billion, underscoring a robust balance sheet that supports our ongoing operations and our efforts to consistently enhance shareholder returns,” concluded Mr. Xu.

First Quarter 2025 Financial Results

Net revenue for the first quarter of 2025 was RMB3,481.0 million (US$479.7 million), compared with RMB3,165.1 million for the same period of 2024. This increase was primarily due to the increase in loan facilitation service fees and other revenue.

Loan facilitation service fees were RMB1,477.8 million (US$203.6 million) for the first quarter of 2025, compared with RMB985.9 million for the same period of 2024. The increase was primarily due to the increase in the transaction volume and average rate of transaction service fees.

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Post-facilitation service fees were RMB380.6 million (US$52.5 million) for the first quarter of 2025, compared with RMB465.2 million for the same period of 2024. This decrease was primarily due to the rolling impact of deferred transaction fees.

Guarantee income was RMB1,099.5 million (US$151.5 million) for the first quarter of 2025, compared with RMB1,346.1 million for the same period of 2024. This decrease was primarily due to the decrease in risk-bearing loans in the China market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income was RMB241.6 million (US$33.3 million) for the first quarter of 2025, compared with RMB231.3 million for the same period of 2024. This increase was primarily due to the increase in the average outstanding loan balances of on-balance sheet loans in the China market.

Other revenue was RMB281.5 million (US$38.8 million) for the first quarter of 2025, compared with RMB136.5 million for the same period of 2024. This increase was primarily due to the increase in the contributions from other revenue streams including referral fees.

Origination, servicing expenses and other costs of revenue were RMB620.5 million (US$85.5 million) for the first quarter of 2025, compared with RMB539.6 million for the same period of 2024. This increase was primarily due to the increase in facilitation costs and loan collection expenses as a result of higher outstanding loan balances.

Sales and marketing expenses were RMB529.7 million (US$73.0 million) for the first quarter of 2025, compared with RMB449.2 million for the same period of 2024, as a result of our more proactive customer acquisition efforts focusing on quality borrowers in both China and the international markets.

Research and development expenses were RMB126.0 million (US$17.4 million) for the first quarter of 2025, compared with RMB120.5 million for the same period of 2024. This increase was primarily due to the increased investment in technology development.

General and administrative expenses were RMB106.9 million (US$14.7 million) for the first quarter of 2025, compared with RMB82.3 million for the same period of 2024. This increase was primarily due to the increased benefits we provided to our employees.

Provision for accounts receivable and contract assets was RMB117.7 million (US$16.2 million) for the first quarter of 2025, compared with RMB65.7 million for the same period of 2024. The increase was primarily due to higher transaction volume of off-balance sheet loans in the international markets.

Provision for loans receivable was RMB85.4 million (US$11.8 million) for the first quarter of 2025, compared with RMB81.3 million for the same period of 2024. This increase was primarily due to the increase in the loan volume and the outstanding loan balances of on-balance sheet loans in the China market.

Credit losses for quality assurance commitment were RMB1,011.6 million (US$139.4 million) for the first quarter of 2025, compared with RMB1,198.1 million for the same period of 2024. The decrease was primarily due to the decrease in risk-bearing loans in the China market, partially offset by the increase in risk-bearing loans in the international markets.

Operating profit was RMB883.2 million (US$121.7 million) for the first quarter of 2025, compared with RMB628.4 million for the same period of 2024.

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Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB917.9 million (US$126.5 million) for the first quarter of 2025, compared with RMB658.7 million for the same period of 2024.

Other income was RMB8.4 million (US$1.2 million) for the first quarter of 2025, compared with RMB31.0 million for the same period of 2024. The decrease was mainly due to reduced income from investments.

Income tax expense was RMB153.9 million (US$21.2 million) for the first quarter of 2025, compared with RMB127.5 million for the same period of 2024. This increase was mainly due to the increase in pre-tax profit and partially offset by the decrease in effective tax rate.

Net profit was RMB737.6 million (US$101.7 million) for the first quarter of 2025, compared with RMB532.0 million for the same period of 2024.

Net profit attributable to ordinary shareholders of the Company was RMB746.4 million (US$102.9 million) for the first quarter of 2025, compared with RMB527.7 million for the same period of 2024.

Diluted net profit per ADS was RMB2.84 (US$0.39) and diluted net profit per share was RMB0.57 (US$0.08) for the first quarter of 2025, compared with RMB1.97 and RMB0.39 for the same period of 2024, respectively.

Non-GAAP diluted net profit per ADS was RMB2.97 (US$0.41) and non-GAAP diluted net profit per share was RMB0.59 (US$0.08) for the first quarter of 2025, compared with RMB2.08 and RMB0.42 for the same period of 2024, respectively. Each ADS represents five Class A ordinary shares of the Company.

As of March 31, 2025, the Company had cash and cash equivalents of RMB5,406.5 million (US$745.0 million) and short-term investments, mainly in wealth management products and term deposits, of RMB3,055.7 million (US$421.1 million).

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The following chart shows the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for loan products facilitated through the Company’s platform in China’s Mainland as of March 31, 2025. Loans facilitated under the capital-light model, for which the Company does not bear principal risk, are excluded from the chart.

Business Outlook

Strong execution of our Local Excellence, Global Outlook Strategy drove continued growth in the first quarter of 2025 despite domestic macro headwinds and seasonal softness. We remain confident in capitalizing on China’s recovery while maintaining growth momentum in our international expansion. The Company reiterates its full-year 2025 total revenue guidance to be in the range of approximately RMB14.4 billion to RMB15.0 billion, representing year-over-year growth of approximately 10.0% to 15.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customers’ and institutional partners’ demands, all of which are subject to change.

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Conference Call

The Company’s management will host an earnings conference call at 8:30 PM U.S. Eastern Time on May 20, 2025 (8:30 AM Beijing/Hong Kong Time on May 21, 2025).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	+852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group”.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 27, 2025, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	2098969

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines, connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platforms, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of March 31, 2025, the Company had 216.2 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

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For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the rate in effect as of March 31, 2025 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Capital Markets

Yam Cheng

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,672,772	5,406,481	745,033
Restricted cash	2,074,300	2,018,526	278,160
Short-term investments	2,832,382	3,055,696	421,086
Investments	1,173,003	1,141,890	157,357
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB426,949 and RMB432,418 as of December 31, 2024 and March 31, 2025, respectively	1,639,591	1,537,306	211,846
Intangible assets	137,298	147,898	20,381
Property, equipment and software, net	623,792	616,120	84,904
Loans receivable, net of credit loss allowance for loans receivable of RMB226,467 and RMB263,237 as of December 31, 2024 and March 31, 2025, respectively	4,157,621	3,760,389	518,195
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB290,267 and RMB307,974 as of December 31, 2024 and March 31, 2025, respectively	2,405,880	2,641,636	364,027
Deferred tax assets	2,513,865	2,795,057	385,169
Right of use assets	36,826	37,668	5,191
Prepaid expenses and other assets	1,289,380	1,221,091	168,271
Goodwill	50,411	50,411	6,947
Total assets	23,607,121	24,430,169	3,366,567
Liabilities and Shareholders’ Equity
Deferred guarantee income	1,515,950	1,381,146	190,327
Liability from quality assurance commitment	2,964,116	2,995,732	412,823
Payroll and welfare payable	290,389	190,907	26,308
Taxes payable	705,928	947,691	130,595
Short-term borrowings	5,594	26,968	3,716
Funds payable to investors of consolidated trusts	796,122	571,678	78,779
Contract liability	10,185	3,582	494
Deferred tax liabilities	491,213	552,681	76,161
Accrued expenses and other liabilities	1,245,184	1,421,397	195,874
Leasing liabilities	28,765	32,070	4,419
Dividends payable	-	510,201	70,308
Total liabilities	8,053,446	8,634,053	1,189,804
Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,815,437	5,854,162	806,725
Treasury stock	(1,765,542)	(1,772,993)	(244,325)
Statutory reserves	852,723	852,723	117,508
Accumulated other comprehensive income	92,626	76,353	10,522
Retained Earnings	10,208,717	10,444,922	1,439,349
Total FinVolution Group shareholders’ equity	15,204,064	15,455,270	2,129,793
Non-controlling interest	349,611	340,846	46,970
Total shareholders’ equity	15,553,675	15,796,116	2,176,763
Total liabilities and shareholders’ equity	23,607,121	24,430,169	3,366,567

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	USD

Operating revenue:
Loan facilitation service fees	985,940	1,477,798	203,646
Post-facilitation service fees	465,192	380,614	52,450
Guarantee income	1,346,115	1,099,514	151,517
Net interest income	231,307	241,614	33,295
Other Revenue	136,527	281,501	38,792
Net revenue	3,165,081	3,481,041	479,700
Operating expenses:
Origination, servicing expenses and other cost of revenue	(539,555)	(620,465)	(85,502)
Sales and marketing expenses	(449,209)	(529,703)	(72,995)
Research and development expenses	(120,495)	(126,041)	(17,369)
General and administrative expenses	(82,327)	(106,894)	(14,730)
Provision for accounts receivable and contract assets	(65,662)	(117,718)	(16,222)
Provision for loans receivable	(81,285)	(85,414)	(11,770)
Credit losses for quality assurance commitment	(1,198,099)	(1,011,615)	(139,404)
Total operating expenses	(2,536,632)	(2,597,850)	(357,992)
Operating profit	628,449	883,191	121,708
Other income, net	31,004	8,381	1,155
Profit before income tax expense	659,453	891,572	122,863
Income tax expenses	(127,477)	(153,931)	(21,212)
Net profit	531,976	737,641	101,651
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,275	(8,765)	(1,208)
Net profit attributable to FinVolution Group	527,701	746,406	102,859
Foreign currency translation adjustment, net of nil tax	11,132	(16,273)	(2,242)
Total comprehensive income attributable to FinVolution Group	538,833	730,133	100,617
Weighted average number of ordinary shares used in computing net income per share
Basic	1,311,510,218	1,265,759,932	1,265,759,932
Diluted	1,341,193,159	1,315,948,116	1,315,948,116
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.40	0.59	0.08
Diluted	0.39	0.57	0.08
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.01	2.95	0.41
Diluted	1.97	2.84	0.39

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FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS18

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2024	2025
	RMB	RMB	USD
Net cash provided by/(used in) operating activities	213,310	522,335	71,982
Net cash provided by/(used in) investing activities	925,695	365,196	50,326
Net cash provided by/(used in) financing activities	(310,143)	(198,331)	(27,332)
Effect of exchange rate changes on cash and cash equivalents	(8,204)	(11,265)	(1,554)
Net increase/(decrease) in cash, cash equivalent and restricted cash	820,658	677,935	93,422
Cash, cash equivalent and restricted cash at beginning of period	6,769,390	6,747,072	929,771
Cash, cash equivalent and restricted cash at end of period	7,590,048	7,425,007	1,023,193

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FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended March 31,
	2024	2025
	RMB	RMB	USD

Net Revenues	3,165,081	3,481,041	479,700
Less: total operating expenses	(2,536,632)	(2,597,850)	(357,992)
Operating Income	628,449	883,191	121,708
Add: share-based compensation expenses	30,289	34,679	4,779
Non-GAAP adjusted operating income	658,738	917,870	126,487

Operating Margin	19.9%	25.4%	25.4%
Non-GAAP operating margin	20.8%	26.4%	26.4%
Non-GAAP adjusted operating income	658,738	917,870	126,487
Add: other income, net	31,004	8,381	1,155
Less: income tax expenses	(127,477)	(153,931)	(21,212)
Non-GAAP net profit	562,265	772,320	106,430
Less: Net profit/(loss) attributable to non-controlling interest shareholders	4,275	(8,765)	(1,208)
Non-GAAP net profit attributable to FinVolution Group	557,990	781,085	107,638

Weighted average number of ordinary shares used in computing net income per share
Basic	1,311,510,218	1,265,759,932	1,265,759,932
Diluted	1,341,193,159	1,315,948,116	1,315,948,116
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.43	0.62	0.09
Diluted	0.42	0.59	0.08
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.13	3.09	0.43
Diluted	2.08	2.97	0.41

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